Mail Stop 4-6

January 6, 2005

Mr. Joseph T. Ruble, Esq.
General Counsel and Corporate Secretary
CSG Systems International, Inc.
7887 East Belleview, Suite 1000
Englewood, Colorado 80111

Re:	CSG Systems International, Inc.
	Post-effective Amendment No. 1 to Registration Statement on
Form
S-3
	File No. 333-117427

Dear Mr. Ruble:

      This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Securityholders

1. Please identify the natural person or persons who exercise voting
and/or dispositive powers over the shares held of record by those legal entities not publicly held. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone
Interpretations
and Interpretation 4S of the Regulation S-K portion of the March
1999
Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

2. You disclose on page 62 that you will supplement or amend your prospectus to include information concerning selling security holders not identified in your selling security holder table. As you are aware, only security holders that are named as selling security holders or transferees, donees and pledgees from those named holders can use this prospectus. Information regarding other selling security holders that are unnamed in the prospectus prior to effectiveness, may only be added by post-effective amendment to the registration statement. Please revise your registration statement to clarify.

3. We note your disclosure on page 63 stating that "[a]ny selling securityholder which is a broker-dealer or an affiliate of a broker-
dealer will be deemed to be an `underwriter`...."   Please
identify
any selling security holder that is a registered broker-dealer in your disclosure and indicate that such registered broker-dealer is an underwriter, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable. Please expand the prospectus to identify any selling security holder that is an affiliate of a registered broker-dealer and indicate whether such
selling security holder acquired the securities to be resold in the
ordinary course of business. Also indicate whether at the time of the acquisition such affiliate selling security holder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. Please reconcile your revised disclosure with the last sentence of the third
paragraph on page 63 stating that "none of the selling securityholders who are broker-dealers or affiliates of broker-dealers, other than the initial purchasers, purchased the CODES outside of the ordinary course of business...."

Where You Can Find More Information

4. We note that you have filed Forms 8-K subsequent to your filing of this post-effective amendment. Please incorporate the Forms 8-K by reference into your post-effective amendment. Please refer to Item
12 of Form S-3 for additional guidance.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities
Act, the company should furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 942-1871 with any questions. If you need further assistance, you may contact Mark
P.
Shuman, Branch Chief - Legal, at (202) 942-1818 or me at (202)
942-
1800.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Jeffrey Small, Esq.
	Albert Cua, Esq.
	Davis Polk & Wardell
	450 Lexington Avenue
	New York, New York 10017
	Telephone: (212) 450-4000
	Facsimile:  (212) 450-3800